Contact

www.linkedin.com/in/ben-mand-1642a7 (LinkedIn)

Top Skills

Brand Management

Customer Insight

Marketing Strategy

Languages

English (Native or Bilingual)

German (Native or Bilingual)

Spanish (Limited Working)

Ben Mand

CEO at Harmless Harvest

Oakland, California, United States

Summary

Accomplished executive with domestic & international experience in strategic planning, P&L oversight, global supply chain & operations, multichannel product delivery, new business creation, & marketing communications involving start-up & growth organizations. Results-oriented, decisive leader with proven success across food & beverage CPG. Track record of superior topline results while driving margin & profit. Excel in dynamic, demanding ecosystem while remaining focused & pragmatic.

As CEO at Harmless Harvest - a pioneer and leader in refrigerated premium coconut water & plant-based dairy and the only Fair For Life Certified Organic Producer - provide executive leadership of >$100mm plant-based food & beverage company with full responsibility for global sales & operations and >700 employees.

At Plum Organics, was responsible for the business P&L, Strat Plan, marketing communications, innovation, mission, and creative. Was instrumental in strengthening Plum's core mission, developing an award-winning brand campaign and activation, as well as the launch of more than 50 new products, helping to accelerate the brand from the #3 to #1 organic baby food company.

Prior to joining Plum, worked in various brand marketing and innovation roles at leading companies including General Mills, Johnson & Johnson, and Interbrand. Made an impact as a change agent, driving improvements in health, sustainability, and social impact while delivering consistent sales and profit growth for well-known brands such as Progresso, Pillsbury, Yoplait, Topamax, LexisNexis, Canal+ & Symantec.

Currently serve Chairman of the Board, Tucson Tamale

Outside of work, enjoy spending time with wife and two children, food & wine, traveling the world, and the Green Bay Packers.

Experience

Tucson Tamale
Chairman of the Board
October 2019 - Present (3 years 6 months)
Tucson, Arizona, United States

Harmless Harvest
CEO
June 2018 - Present (4 years 10 months)
San Francisco Bay Area

Plum Inc.
SVP, Brand Marketing & Innovation
2012 - May 2018 (6 years)
Emeryville, CA

The FRS Company
Director of Marketing
June 2012 - September 2012 (4 months)
Foster City, CA

General Mills
8 years 4 months

Senior Marketing Manager, Betty Crocker Fruit Snacks & Kid Innovation
March 2010 - June 2012 (2 years 4 months)

Senior Marketing Manager, Yoplait
May 2008 - February 2010 (1 year 10 months)

Marketing Manager, Pillsbury
January 2006 - April 2008 (2 years 4 months)

Associate Marketing Manager, Dry Dinners
April 2005 - January 2006 (10 months)

Associate Marketing Manager, Progresso Soup
March 2004 - April 2005 (1 year 2 months)

Johnson & Johnson
Manager, Topamax Migraine Global Launch

September 2002 - March 2004 (1 year 7 months)

Raritan, NJ

Interbrand

1 year 5 months

Senior Brand Strategy Consultant
July 2000 - May 2001 (11 months)

Brand Strategy Consultant
January 2000 - July 2000 (7 months)

ZS Associates

2 years 6 months

Consultant
January 1999 - January 2000 (1 year 1 month)
Princeton, NJ

Business Associate
August 1997 - December 1998 (1 year 5 months)
Princeton, NJ

GE
Financial Management Intern
May 1996 - August 1996 (4 months)

BMW
Operations Intern
May 1995 - August 1995 (4 months)

Education

Northwestern University - Kellogg School of Management
MBA, Strategy, Marketing, Entrepreneurship · (2001 - 2002)

University of Pittsburgh "Semester at Sea"
Study Abroad Program · (1997 - 1997)

University of Wisconsin-Madison
BBA, Finance, Accounting, International Business & German
Minors · (1991 - 1997)

Rheinische Friedrich-Wilhelms-Universität Bonn / University of Bonn

Study Abroad Program · (1993 - 1994)